# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SCI Engineered Materials, Inc., CIK 0000830616
CUSIP: 78402S108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2839 CHARTER STREET, COLUMBUS, Ohio (OH), 43228
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000049196

## Reporting persons
- HUNTINGTON BANCSHARES INCORPORATED IRS Identification No. Of Above Persons: 31-0966785: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ohio (OH); sole voting power 273,756; shared voting power 0; sole dispositive power 273,756; shared dispositive power 0; aggregate amount beneficially owned 273,756 (6.1% of the class)

## Item 1. Issuer
Name of issuer: SCI Engineered Materials, Inc.
Address of issuer's principal executive offices: 2839 CHARTER STREET, COLUMBUS, OHIO, 43228.

## Item 2. Person Filing
Name of person filing:
HUNTINGTON BANCSHARES INCORPORATED AND ANY OTHER REPORTING PERSON
IDENTIFIED ON THE SECOND PART OF THE COVER PAGES HERETO
Address of principal business office or, if none, residence:
41 S. HIGH STREET
COLUMBUS, OH 43287
(FOR ALL REPORTING PERSONS)
Citizenship: UNITED STATES OF AMERICA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
THE INFORMATION SET FORTH IN ROWS 5 THROUGH 11 OF THE COVER PAGE HERETO FOR EACH OF
THE REPORTING PERSONS IS INCORPORATED HEREIN BY REFERENCE
Percent of class: 6.08%
Sole power to vote or to direct the vote: 273,756
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 273,756
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: SEE EXHIBIT 1 ATTACHED HERETO

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
THE FOLLOWING TABLE LISTS THE IDENTITY AND ITEM 3 CLASSIFICATION
OF EACH SUBSIDIARY OF HUNTINGTON BANCSHARES INCORPORATED, THE PARENT HOLDING
COMPANY, THAT BENEFICIALLY OWNS THE ISSUER`S COMMON STOCK. PLEASE
REFER TO ITEM 3 OF THE ATTACHED SCHEDULE 13G FOR A DESCRIPTION OF
EACH OF THE TWO-LETTER SYMBOLS REPRESENTING THE ITEM 3 CLASSIFICATION BELOW.
SUBSIDIARY ITEM 3 CLASSIFICATION
HUNTINGTON NATIONAL BANK BK
NOTE: ALL OF THE LEGAL ENTITIES ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES
OF HUNTINGTON BANCSHARES INCORPORATED

## Signatures
- HUNTINGTON BANCSHARES INCORPORATED IRS Identification No. Of Above Persons: 31-0966785: Marcy Hingst, General Counsel (02/12/2025)